Atlas South Sea Pearl Limited Announces Voluntary Delisting from NASDAQ Capital Market
June 29, 2007

Atlas South Sea Pearl Ltd today announced that it will voluntarily delist its American Depositary Shares (“ADSs”) (which are evidenced by American Depositary Receipts (“ADRs”)) from the NASDAQ Capital Market as a first step towards terminating its registration and reporting obligations under the Securities Exchange Act of 1934 with the US Securities and Exchange Commission (“SEC”). Atlas South Sea Pearl will convert its current Level II ADR programme into a Level I ADR programme to give current ADR holders the option to continue to hold ADRs. Level I ADRs are traded in the US over-the-counter market.

Atlas South Sea Pearl delivered notice today to NASDAQ that it intends to delist the ADSs pursuant to Rule 12d2-2(c) under the Securities Exchange Act of 1934. As disclosed in the notice, Atlas South Sea Pearl expects to file a notification of removal from listing on the NASDAQ Capital Market via Form 25 with the SEC on or about July 11, 2007. The withdrawal of the ADSs from listing should be effective 10 days after the filing of the notice on Form 25 with the SEC.

Atlas South Sea Pearl has concluded that the high costs associated with maintaining its listing and registration in the US and complying with the complex and prescriptive US reporting obligations, especially the provisions of the Sarbanes-Oxley Act of 2002, outweigh the benefit. Atlas South Sea Pearl believes that the resulting savings in costs and management time will benefit the company and its shareholders.

The primary listing for the Company’s ordinary shares will remain with the Australian Stock Exchange (ASX). The Company believes the continued trading of its ordinary shares on the ASX will provide sufficient liquidity to its shareholders and access to capital for the company. It will remain subject to the ASX Listing Rules and corporate governance guidelines as well as laws applicable to publicly listed companies in Australia. At June 27, 2007 less than 4.8% of the Company’s ordinary shares outstanding were represented by ADRs. Atlas South Sea Pearl is committed to providing investors with timely information regarding significant business and financial developments and will continue to do so through its ASX filings and website. For more information about the company, please visit www.atlassouthseapearl.com.au or through the ASX web site at www.asx.com.au.